SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                              Grubb & Ellis Company
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    400095204
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                                 (CUSIP Number)

                                  Brian Taylor
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               April 29, 2011 (1)
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 400095204
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 400095204
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nisswa Convertibles Master Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 400095204
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON

     IN

     Footnote (1)

          On April 29, 2011, the Reporting Person sold out of its position in the 7.95% Senior Convertible Notes Due 2015 (the "Convertible Notes"), which were convertible as of that date into 891,166 shares of Common Stock. The calculation of percentage ownership was based on 69,921,581 shares of Common Stock outstanding as of March 28, 2011,as disclosed in the Issuer's Form 10-K filed on March 31,
          2011 plus 891,166 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Person.

          As of the date of the original 13D filing, the Locked-Up Holders (see Item 4 below) beneficially owned, in the aggregate, $16,350,000 principal amount of the Convertible Notes,which were convertible as of the date of that Schedule 13D into 7,285,282 shares of Common Stock, which represented 9.5% of the outstanding shares of Common Stock. The calculation of percentage ownership was based on 69,419,590 shares of Common Stock outstanding as of October 29, 2010, as disclosed in the Issuer's Form 10-Q filed on November 12, 2010 plus 7,285,282 shares of Common Stock that would have been issued upon conversion of the Convertible Notes of the Issuer held by the Locked Up Holders.

          As further described in Item 4 below, the Lock-Up Agreement expired by its terms on April 29, 2011, and the Reporting Person sold out of its position.

CUSIP No. 400095204
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is Grubb & Ellis Company, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1551 North Tustin Avenue Suite 300, Santa Ana, California 92705. This schedule relates to the Issuer's Common Stock, par value $0.01 (the "Shares").

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Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D Amendment is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the "Investment Manager"), Nisswa Convertibles Master Fund Ltd., a Cayman Islands exempted company (the "Fund") and Brian Taylor, the managing member of Pine River Capital, LLC, the general partner of the Investment Manager (the "Managing Member") (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Pine River Capital Management L.P. may be deemed to beneficially own 0 Shares.

     As of the date hereof, Nisswa Convertibles Master Fund Ltd. may be deemed to beneficially own 0 Shares.

     As of the date hereof, Brian Taylor may be deemed to beneficially own 0 Shares.

     No borrowed funds were used to purchase the Convertible Notes exchangeable into the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

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Item 4.  Purpose of Transaction.

     On March 8, 2011, the Issuer commenced a solicitation of consents (the "Consent Solicitation") from the holders of its Convertible Notes.

     The proposed amendments to the Indenture required consent of holders of more than 50 percent of the Convertible Notes.

     On March 18, 2011, Nisswa Convertibles Master Fund Ltd., Zazove Associates, LLC, Cohanzick Management, LLC, and Stonerise Capital Partners Master Fund LP (collectively, the "Locked-Up Holders") entered into a written lock-up agreement (the "Lock-Up Agreement") pursuant to which, among other things, each of them agreed, subject to certain exceptions, that they would not deliver consents to the proposed amendments in the Consent Solicitation with respect to such Locked-Up Holder's Convertible Notes. The Lock-Up Agreement expired by its terms on April 29, 2011, and the Reporting Person sold its position in the Convertible Notes.

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Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, Pine River Capital Management L.P. may be deemed to be the beneficial owner of 0 Shares, or 0% of the Shares of the Issuer.

         As of the date hereof, Nisswa Convertibles Master Fund Ltd. may be deemed to be the beneficial owner of 0 Shares, or 0% of the Shares of the Issuer.

         As of the date hereof, Brian Taylor may be deemed to be the beneficial owner of 0 Shares, or 0% of the Shares of the Issuer.

     (b) Pine River Capital Management L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of 0 Shares to which this filing relates.

         Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         Nisswa Convertibles Master Fund Ltd. has the sole power to vote or directthe vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of 0 Shares to which this filing relates.

         Nisswa Convertibles Master Fund Ltd. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         Brian Taylor has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of 0 Shares to which this filing relates.

         Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (c) The Reporting Persons (1) sold 26,400 shares of of the Issuer's preferred stock, par value $0.01 from February 2, 2011 through March 1, 2011,
(2) sold short an aggregate amount of 617,034 of the Issuer's Common Stock from February 11, 2011 through March 1, 2011, (3) bought to cover short positions of the Issuer's Common Stock in an aggregate amount of 2,189,435 from February 3, 2011 through April 29, 2011, and (4) sold a principal amount of $2,000,000 of the Convertible Notes on April 29, 2011.

     (d) Not applicable.

     (e) Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Upon the expiration of the Lock-Up Agreement, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Joint Filing Agreement

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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 May 2, 2011
                                 ----------------------------------------
                                         (Date)


                                 Pine River Capital Management L.P.*

                                 By: /s/ Brian Taylor
                                 ----------------------------------------
                                 Name:  Brian Taylor
                                 Title: Managing Member of the General Partner


                                 Nisswa Convertibles Master Fund Ltd.*
                                 By: Pine River Capital Management L.P.
                                 By: Brian Taylor, Managing Member
                                     of the General Partner

                                 By: /s/ Brian Taylor*
                                 ----------------------------------------


                                  /s/ Brian Taylor
                                 ----------------------------------------
                                 Brian Taylor

* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated May 2, 2011 relating to the Common Stock, par value $0.01 of Grubb & Ellis Company shall be filed on behalf of the undersigned.

                                 Pine River Capital Management L.P.*

                                 By: /s/ Brian Taylor
                                 ----------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 Nisswa Convertibles Master Fund Ltd.*
                                 By: Pine River Capital Management L.P.
                                 By: Brian Taylor, Managing Member
                                     of the General Partner

                                 By: /s/ Brian Taylor*
                                 ----------------------------------------


                                 /s/ Brian Taylor
                                 ----------------------------------------
                                 Brian Taylor

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.